UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number: 000-55992

Tidal Royalty Corp.

(Exact Name of Registrant as Specified in Charter)

789 West Pender Street, Suite 810
Vancouver BC
Canada V6C 1H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Tidal Royalty Corp. (the “Company”) filed with the applicable Canadian securities regulators (i) a press release dated January 11, 2019, and (ii) an Early Warning Report pursuant to Part 3 of National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators (“NI 62-103”).

The disclosure documents can be viewed on the Canadian reporting issuer disclosure website www.sedar.com and the Canadian Securities Exchange website www.thecse.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIDAL ROYALTY CORP.
(Registrant)

Date:	January 14, 2019	By:	/s/ Paul Rosen
		Name:	Paul Rosen
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Press release dated January 11, 2019
99.2	Early Warning Report pursuant to Part 3 of NI 62-103